                                                                        ANNEX A

                                     LOGO

                                                               January 31, 1998

Board of Directors
Safety-Kleen Corp.
One Brinckman Way
Elgin, Illinois 60123-78567

Dear Directors:

  You have requested our opinion as to the superiority, from a financial point of view, of the consideration which would be received pursuant to the terms of the current proposed offer (the "Current LLE Offer") made by Laidlaw Environmental Services, Inc. ("LLE") as compared with the consideration which would be received pursuant to the terms of the Agreement and Plan of Merger dated as of November 20, 1997 (the "Merger Agreement") by and among the Safety-Kleen Corp. (the "Company"), SK Parent Corp. ("Parent") and SK Acquisition Corp., a wholly-owned subsidiary of Parent ("Purchaser") (the "Merger"). Based on the advice of your counsel, we understand that the relevant time for comparison is at the respective anticipated closing dates for the Current LLE Offer and the Merger.

  Pursuant to the terms of the Current LLE Offer, LLE and a subsidiary propose to exchange cash in the amount of $18.00 plus that number of shares of LLE common stock equal to the Exchange Ratio of not less than 2.24 shares and no greater than 2.8 shares for each outstanding Common Share of the Company. Pursuant to the terms of, and subject to the conditions of, the Merger Agreement, in the Merger, Purchaser will be merged into the Company in a merger in which the outstanding Common Shares of the Company will be converted into a right for the Shareholder to receive $27.00 per share in cash.

  On two prior occasions, you requested our opinion with respect to two previously proposed offers from LLE. On both occasions (December 20, 1997 and January 6, 1998) we stated that, based upon the analysis indicated, we did not have a basis for concluding that at the anticipated closing date of the proposed offers they would be superior from a financial point of view to the Merger. The indicated analysis included an assessment of factors which could influence the trading price of the common stock of LLE on the anticipated closing dates. We have updated the various analyses for purposes of rendering this opinion. Then, as now, our opinion reflects only limited access to LLE management and no access to internal LLE projections.

  In rendering this opinion, we have assumed that the merger or the Current LLE Offer would be consummated on the terms described in the Merger Agreement or the LLE prospectus dated January 28, 1998, respectively, without any waiver of any material terms or conditions by the Company and that obtaining the necessary regulatory approvals for the Merger or the Current LLE Offer would not have an adverse effect on the Company.

  William Blair & Company has been engaged in the investment banking business since 1935. We undertake the valuation of investment securities in connection with public offerings, private placements, business combinations, estate and gift tax valuations and similar transactions. During August of 1997 we were retained by the Company to render financial advisory and investment banking services in connection with the evaluation of its strategic alternatives. The Company has paid us a fee in connection with the rendering of our fairness opinion as it relates to the Merger. Upon the consummation of either the Merger or the Current LLE Offer, the Company will pay us a transaction fee. The amount of such fee increases as the consideration received by the Company's stockholders increases.

  Our engagement and the opinion expressed herein are for the benefit of the Company's Board of Directors. It is understood that this letter may not be disclosed or otherwise referred to without our prior written consent, except that this opinion may be included in a proxy statement or other disclosure document mailed to shareholders by the Company with respect to the Merger or the Current LLE Offer, as the case may be.

  As of the date hereof, based upon and subject to the foregoing, it is our opinion as investment bankers that it is more likely than not that, as of the time of anticipated closing of the Current LLE Offer, the value of the consideration which would be received under the Current LLE Offer would exceed the value of the consideration which would be received in the Merger.

                                          Very truly yours,

                                          William Blair & Company, L.L.C.

                                      A-2